FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of the following increases in interests in Ordinary Shares in GlaxoSmithKline plc purchased at a price of 1743.15 pence per Share on 16 July 2013, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 11 July 2013.

Ordinary Shares
Sir Andrew Witty	601.941
Dr M M Slaoui	213.376
Mr S M Bicknell	129.066
Mr R G Connor	34.944
Mr S A Hussain	1,018.303
Mr D S Redfern	308.842
Ms C Thomas	343.933
Mr P C Thomson	102.065
Dr P J T Vallance	312.179
Ms E Walmsley	136.429
Mr C Weber	313.184

The Company was advised of this information on 18 July 2013.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

19 July 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 19,  2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc